UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

________________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Persons Filing Statement)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

__________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to an unsolicited third party tender offer (the “AB Tender Offer”) by AB Value Partners, LP, and AB Opportunity Fund, LLC (the “Offerors”) to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of  Security Land & Development Corporation, a Georgia corporation  (the “Company”), at a price equal to $1.57 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase that the Offerors included with a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (the “AB Offer to Purchase”).

As discussed below, the Board of Directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the AB Offer to Purchase.

Item 1. Subject Company Information.

(a) The Company’s name and the address and telephone number of its principal executive office is as follows:

Security Land and Development Corporation

2816 Washington Road, #103

Augusta, Georgia 30909

(706) 736-6334

            (b) This Schedule 14D-9 relates to the Common Stock, of which there were 5,243,107 shares outstanding as of April 7, 2017.

Item 2. Identity and Background of Filing Person.

(a) The Company is the subject company and the filing person of this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the unsolicited third party tender offer (the “AB Tender Offer”) by AB Value Partners, LP, and AB Opportunity Fund, LLC (the “Offerors”) to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of  Security Land & Development Corporation, a Georgia corporation  (the “Company”), at a price equal to $1.57 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the AB Offer to Purchase that was filed as an Exhibit to a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (the “AB Offer to Purchase”) pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 5,243,107 shares of Common Stock at the Offer Price. Unless the AB Tender Offer is extended by the Offerors, the AB Tender Offer will expire at 5:00 p.m., Eastern Time, on May 9, 2017.

According to the Offerors’ Schedule TO, the business address for both of the Offerors is 84 Elm Street, Westfield, New Jersey 07090, and their telephone number is (732) 701-7008.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings between the Company or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

The AB Tender Offer was made when the Company had an outstanding tender offer to purchase up to 2,526,247 shares of its own Common Stock (approximately 48.2% of the outstanding shares) at a purchase price of $1.25 per share.  The Company has now increased the Offer Price of its tender offer to $1.60 per share and extended the expiration date of the offer until May 5, 2017 (the “Company Offer”).  Because the directors of the Company and members of the “Flanagin Family” (as defined in the Company Offer) have stated their intention not to tender 52.2% of the Company’s shares, the Company is in effect offering to purchase all of the stock of all of the other stockholders.

The AB Tender Offer conflicts and competes with the Company Offer.  Except with respect to the Company Offer, the Company is not aware of any actual or potential conflict of interest between the Company or its affiliates and the Offerors, their executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

(a)   Solicitation or Recommendation.

The Company’s Board of Directors reviewed the terms of the AB Tender Offer. Based on its review, and in light of the higher price of the Company Offer, the Company recommends that stockholders reject the AB Tender Offer and not tender their shares for purchase by the Offerors pursuant to the AB Offer to Purchase.  If a stockholder desires to tender any shares, the Company recommends that the stockholder accept the higher price in the Company Offer.  However, neither the Company nor any member of the Board of Directors or the Flanagin Family makes any recommendation as to whether any stockholder should tender or refrain from tendering shares.

The Board of Directors cautions that each stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offerors pursuant to the AB Tender Offer or to the Company pursuant to the Company Offer, and that an individual stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The Board of Directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, stockholders currently have few alternatives available to sell some of or all their Common Stock.

(b)   Reasons for the Recommendation.

The Company’s recommendation that stockholders reject the AB Tender Offer is based upon the fact that the Company’s tender offer is at a higher price.  If a stockholder desires to sell shares, then the stockholder would receive a higher price in the Company Offer.  If a stockholder does not desire to sell shares, then the stockholder may retain his shares and would continue his investment in the Company.  In either event, the Company recommends that the stockholder should not tender his shares in the AB Tender Offer.

However, the Company makes no recommendation as to whether any stockholder should tender or refrain from tendering shares in the Company Offer.  The Board of Directors considered the following factors in deciding not to recommend whether a shareholder should tender shares in either the Company Offer or the AB Tender Offer (even in absence of the higher bid from the Company):

  The Board has not determined whether the Offer Price in either the Company Offer or the AB Tender Offer accurately reflects the intrinsic value of the shares. Because there is no established trading market or source of quotations for our stock, the Board of Directors determined that any attempt to estimate the fair market value of a share of stock as of any date would be inherently unreliable. The Company has not engaged valuation appraisers to establish a value for the Common Stock or to opine on the fairness of either offer.

  The Board believes that each stockholder should have the ability to choose whether to sell shares or to maintain his investment in the Company.

  The Company currently has no plans, proposals or negotiations that relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company.  Even if the Company’s stockholders, other than the current directors and the Flanagin Family, tender all of their shares in the AB Tender Offer, the Offerors would not acquire a majority of the Common Stock, and would not unilaterally be able to cause an extraordinary transaction. Thus, the Board does not believe the Common Stock should be valued based upon a current sale or liquidation value.

  The Board observed that the AB Tender Offer could result in the Offerors becoming the largest shareholders, but may not enable them to institute a change of control or management policies for the Company, without the cooperation of some of the current directors or members of the Flanagin Family, because the Offerors would not likely acquire a majority of the Common Stock.  The Board recognizes that one of the Offerors, AB Value Partners, LP, has been described as “an activist hedge fund” by the Delaware Chancery Court in a 2014 case in which it sought a temporary restraining order so that it could run a competing slate of directors at a company’s annual stockholders meeting.  AB Value Partners, LP v. Kreisler Mfg. Corp., 2014 Del. Ch. LEXIS 264.  The Board has no knowledge of any intention of the Offerors to attempt to influence control or nominate directors, but notes that, according to the AB Offer to Purchase, the Offerors “intend to seek ways to maximize the value of the Shares and Security Land & Development’s assets”.  The Board believes that any potential activism or litigation involving the Company could involve significant costs that could be detrimental to the Company, and that attempts to compel an extraordinary transaction may not be in the long-term best interests of the stockholders.

(c)    Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company, other members of the Flanagin Family, or subsidiaries or affiliates of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the AB Tender Offer; however, the Company’s director, John C. Bell, Jr. intends to tender 86,500 of the shares beneficially owned by him pursuant to the Company Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the AB Tender Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

In response to the AB Tender Offer, the Company has increased the Offer Price in the Company Offer to $1.60 per share.  The Company’s Schedule TO filed with the SEC on February 8, 2017, as amended through Amendment No. 4 dated April 21, 2017, is incorporated herein by reference.

Other than as related to the Company Offer, the Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, except as related to the Company Offer, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

(a)  Golden Parachute Compensation.

There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offerors concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the AB Offer to Purchase.

(b) Other Material Information.

This Statement contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The Company’s discussion of forward-looking statements in the Company Offer is incorporated herein by reference, as also applicable to this Statement.

Item 9. Exhibits.

Exhibit No.

(a)(1)	Schedule TO filed with the SEC by the Company on February 8, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(2)	Amendment No. 1 to Schedule TO filed with the SEC by the Company on March 16, 2017 with respect to the Company Offer, incorporated herein by reference.

(a)(3)	Amendment No. 2 to Schedule TO filed with the SEC by the Company on March 22, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(4)	Amendment No. 3 to Schedule TO filed with the SEC by the Company on April 12, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(5)	Amendment No. 4 to Schedule TO filed with the SEC by the Company on April 21, 2017 with respect to the Company Offer, incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer
April 21, 2017